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                         April 23, 2024

       Domenic Dell   Osso, Jr.
       President and Chief Executive Officer
       Chesapeake Energy Corporation
       6100 North Western Avenue
       Oklahoma City, OK 73118

                                                        Re: Chesapeake Energy
Corporation
                                                            Amendment No. 1 to
Registration Statement on Form S-4
                                                            Filed April 11,
2024
                                                            File No. 333-277555

       Dear Domenic Dell   Osso, Jr.:

                                                        We have reviewed your
amended registration statement and have the following comment.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our March 21, 2024 letter.

       Amendment No. 1 to Registration Statement on Form S-4

       Certain Unaudited Forecasted Financial Information, page 107

   1. We note that in response to comments 3 and 4 you revised to disclose the Southwestern
                                                        Management Synergies
Estimates on page 107 that were prepared by Southwestern and approved for use by
Goldman Sachs in their analyses, and revised your disclosure about Chesapeake
Management Synergies Estimates on page 113 to disclose that Evercore utilized the midpoint
of the synergies estimated by Chesapeake management disclosed thereunder. Please also
disclose any material assumptions underlying each of
                                                        the Southwestern and
Chesapeake management synergy estimates.
 Domenic Dell   Osso, Jr.
FirstName
ChesapeakeLastNameDomenic
             Energy CorporationDell   Osso, Jr.
Comapany
April       NameChesapeake Energy Corporation
       23, 2024
April 223, 2024 Page 2
Page
FirstName LastName
       Please contact Michael Purcell at 202-551-5351 or Kevin Dougherty at 202-551-3271
with any questions.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Energy &
Transportation
cc:      Ryan Lynch